Exhibit 4.3

HORACE MANN EDUCATORS CORPORATION

CERTIFICATE OF DESIGNATIONS

Pursuant to Section 151 of the General Corporation

Law of the State of Delaware

SERIES A CUMULATIVE CONVERTIBLE

PREFERRED STOCK

RESOLVED, that, pursuant to the authority vested in the Board of Directors of Horace Mann Educators Corporation (the “Corporation”) in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be, and hereby is, created and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereon, are as follows:

Section 1. Designation. The series of Preferred Stock established hereby shall be designated the “Series A Cumulative Convertible Preferred Stock” (the “Series A Preferred Shares”) and the authorized number of Series A Preferred Shares shall be 75,000 shares.

Section	2. Dividends.

(a) Holders of outstanding Series A Preferred Shares shall be entitled to receive, if, when and as declared by the Board of Directors out of funds legally available therefore, cash dividend payments in the amount of the Dividend Yield on each Series A Preferred Share, payable quarterly for each of the quarters ending March, June, September and December of each year, payable in arrears on the first Business Day of each succeeding April, July, October and January, respectively (each such date being hereinafter referred to as a “Preferred Dividend Payment Date”. The first dividend shall be payable on the Preferred Dividend Payment Date corresponding to the quarter in which the Issuance Date falls. Each such dividend will be payable to holders of record as they appear on the stock books of the Corporation on such record dates, not less than 10 nor more than 50 days preceding the related Preferred Dividend Payment Date, as shall be fixed by the Board of Directors. Dividends on each Series A Preferred Share shall accrue on a daily basis and compound quarterly commencing on the Issuance Date for such share and continuing to, but not including, the Redemption Date, or Conversion Date for such share (or other date on which such Series A Preferred Share is no longer outstanding) and accrued dividends for each quarterly dividend period shall accumulate as

Unpaid Dividend Yield, to the extent not paid, on the Preferred Dividend Payment Date for the quarter in which they accrued. Dividend payments under this paragraph (a) shall accrue whether or not the Corporation shall have earnings, whether or not there shall be funds legally available for the payment of such dividends and whether or not such dividends are declared.

(b) So long as any Series A Preferred Shares shall remain outstanding, no dividend (other than a dividend payable in shares of Common Stock or rights to obtain Common Stock or any class of capital stock of the Corporation which is junior to the Series A Preferred Shares as to dividends and upon liquidation) shall be declared, nor shall the Corporation make any other distribution or payment or set aside anything of value for distribution or payment on, or redeem, repurchase or otherwise acquire any shares of, the Common Stock of the Corporation or any other class of stock or series thereof ranking junior to the Series A Preferred Shares in the payment of dividends or upon liquidation (other than a redemption or purchase of shares of Common Stock of the Corporation made for purposes of an employee incentive or benefit plan of the Corporation or any of its subsidiaries) unless the full amount of Unpaid Dividend Yield, if any, accumulated on all outstanding Series A Preferred Shares through all past Preferred Dividend Payment Dates shall have been paid and not refunded. No dividend shall be declared on any share or shares on any class of stock of the Corporation or series thereof ranking on a parity with the Series A Preferred Shares in respect of payment of dividends or upon liquidation for any prior dividend payment period of said parity stock unless there shall have been declared on all shares then outstanding of the Series A Preferred Shares like proportional dividends determined ratably in proportion to the respective Unpaid Dividend Yield accumulated to date for all previous quarterly dividend periods on all outstanding Series A Preferred Shares and the dividends accumulated on all outstanding shares of said parity stock.

Section 3. Cash Redemption by the Corporation.

(a) Redemption at Option of Corporation. At any time and from time to time on or after issuance of the Series A Preferred Shares, the Corporation may, at its option, with proper notice as set forth in paragraph (b) of this Section 3, redeem any or all of the outstanding Series A Preferred Shares, as of a Proposed Redemption Date specified in the notice to holders, for cash in an amount equal to the Redemption Price per share.

(b) Notice of Redemption. In order to properly effect the redemption of Series A Preferred Shares, the Corporation shall provide notice, to holders of record of the Series A Preferred Shares to be redeemed, not less than (i) thirty (30) days prior to the Proposed Redemption Date if the Proposed Redemption Date is three (3) years, eight (8) months and fifteen (15) days or less from the Issuance Date of such Series A Preferred Shares, and (ii) forty-five (45) days prior to the Proposed Redemption Date if the Proposed Redemption Date is more than three (3) years, eight (8) months and fifteen (15) days after the Issuance Date of such Series A Preferred Shares. Such notice may be provided by mail, first class postage prepaid, to the holders of record of the Series A Preferred Shares at their respective addresses as the same shall appear on the books of the Corporation or any transfer agent for the Series A Preferred Shares, or by facsimile or telecopy, as set forth in paragraph (a) of Section 9 herein. Each such notice shall state, as appropriate: (1) the Proposed Redemption Date; (2) the total number of Series A

Preferred Shares to be redeemed and, if fewer than all Series A Preferred Shares are to be redeemed, the number of such shares held by such holder to be redeemed; (3) the Redemption Price; (4) the place or places where certificates for such shares are to be surrendered for redemption; and (5) that dividends on the Series A Preferred Shares to be redeemed will cease to accrue on the Proposed Redemption Date.

Each holder of Series A Preferred Shares called for redemption shall surrender the certificates evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive the cash payable upon such redemption. In case less than all of the shares represented by any such surrendered certificate are redeemed, a new certificate shall be issued promptly at the expense of the Corporation representing the balance of the shares. If proper notice of redemption shall have been duly provided to holders of the Series A Preferred Shares in accordance with this paragraph (b), and payment therefor has been made or duly provided for, then, notwithstanding that the certificates evidencing any of such shares so called for redemption shall not have been surrendered, as of the close of business on the Redemption Date the shares represented thereby shall be deemed no longer outstanding, dividends with respect to such Series A Preferred Shares shall cease to accrue and all rights of the holder with respect to such Series A Preferred Shares shall forthwith cease and terminate, except for the right of the holders to receive the cash payable upon such redemption, without interest, upon surrender of the certificates therefor.

(c) Revocation of Notice to Redeem. The Corporation’s election to redeem the Series A Preferred Shares pursuant to paragraph (a) of this Section 3 shall be fully or partially revocable, and any notice to holders of Series A Preferred Shares provided in accordance with paragraph (b) of this Section 3 shall be subject to revocation or amendment by the Corporation. In order to properly effect the revocation or amendment of such notice, the Corporation shall provide notice of its revocation or amendment, not less than five Business Days prior to the Proposed Redemption Date, to holders of record of the Series A Preferred Shares. Such notice may be provided in any of the manners permissible for providing notice of redemption under paragraph (b) of this Section 3. Such notice of revocation or amendment shall clearly state that: (1) on the Proposed Redemption Date, the Corporation will not redeem any of the Series A Preferred Shares, or if notice of partial revocation, the amended number of Series A Preferred Shares held by such holder to be redeemed, and the balance of Series A Preferred Shares held by such holder not being redeemed; and (2) dividends on the Series A Preferred Shares not being redeemed will continue to accrue on and after the Proposed Redemption Date without interruption.

(d) Ratable Redemption. If fewer than all outstanding Series A Preferred Shares are to be redeemed on any Redemption Date, the shares to be redeemed (which shall be a whole number) shall be selected by the Corporation from outstanding Series A Preferred Shares not previously called for redemption by lot or pro rata (to the extent possible without redeeming fractional shares) or by any other method determined by the Corporation in its sole discretion to be equitable.

(e) Redemption at the Option of the Holders in Certain Circumstances. Within 60 days after (i) notice from the Corporation of a pending, or the occurrence of a, Merger or (ii) the occurrence of a Substantial Change of Business Mix, a holder of Series A Preferred Shares may, at its option, with proper notice to the Corporation as set forth in paragraph (f) of this Section 3, require the Corporation to redeem all of such holder’s outstanding Series A Preferred Shares, as of the date specified in such notice (a “Special Redemption Date”) for cash, in an amount equal to the Redemption Price per share.

(f) Notice of Optional Redemption. Any holder desiring to exercise the right to require the Corporation to redeem such holder’s Series A Preferred Shares shall provide notice to the Corporation not less than 30 days prior to the proposed Special Redemption Date. Such notice may be provided by mail, first class postage prepaid, to the Corporation, at its principal executive offices, or by facsimile or telegram, as set forth in paragraph (a) of Section 9 herein. Each such notice shall state (1) the proposed Special Redemption Date and (2) the total number of Series A Preferred Shares to be redeemed.

(g) Cancellation of Shares. All Series A Preferred Shares redeemed by the Corporation as provided in this Section 3 (or otherwise acquired by the Corporation) shall be retired and thereupon restored to the status of authorized but unissued Series A Preferred Shares.

Section 4. Conversion by Holders into Common Stock.

(a) Right of Conversion. Except as provided in paragraph (b) of this Section 4, no holder of Series A Preferred Shares may convert such shares into shares of Common Stock at any time prior to the close of business of the fourth anniversary of the Issuance Date of such Series A Preferred Shares. At any time and from time to time after such anniversary date, on the terms and subject to the conditions set forth in this Section 4, any holder of Series A Preferred Shares shall be entitled, at the option of such holder, to cause any or all of such shares to be converted into shares of Common Stock of the Corporation at an initial per share rate equal to the result obtained by dividing (i) the Original Value of such Series A Preferred Share, plus Unpaid Dividend Yield accumulated for all previous dividend periods up to and including the dividend period ending on the Conversion Date, by (ii) the Market Price at Conversion, as such rate may be subsequently adjusted hereunder (the “Conversion Rate”), as of the Proposed Conversion Date specified in such holder’s notice to the Corporation delivered pursuant to paragraph (e) of this Section 4. The minimum number of Series A Preferred Shares for which conversion may be elected shall be 1,000, or such lesser number which constitutes all of the outstanding Series A Preferred Shares held by such holder.

Notwithstanding anything to the contrary in this paragraph (a), the holder of Series A Preferred Shares may provide notice of its intention to convert any or all of such shares prior to the fourth anniversary of the Issuance Date of such Series A Preferred Shares, so long as the Proposed Conversion Date specified in such notice is a date after the date of such fourth anniversary.

(b) Special or Change of Control Conversion Events.

(1) Notwithstanding anything to the contrary in paragraph (a) of this Section 4, at any time after the occurrence of a Special Conversion Event, any holder of Series A Preferred Shares shall be entitled, at the option of such holder, to cause any or all of such shares to be converted into shares of Common Stock of the Corporation at the Special Conversion Rate as of the Proposed Conversion Date specified in such holder’s notice to the Corporation delivered pursuant to paragraph (e) of this Section 4. Such notice shall be effective only to the extent that the condition resulting in a Special Conversion Event has not been cured prior to the delivery of such notice.

(2) Notwithstanding anything to the contrary in paragraph (a) of this Section 4, on any date not more than 60 days after receipt by a holder of Series A Preferred Shares of a notice delivered in accordance with Section 9 hereofof the occurrence of a Change of Control Conversion Event, any holder of Series A Preferred Shares shall be entitled, at the option of such holder, to (A) cause all of such Series A Preferred Shares to be converted into shares of Common Stock of the Corporation at the conversion rate set forth in paragraph (d) of this Section 4 as of the Proposed Conversion Date specified in such holder’s notice to the Corporation delivered pursuant to paragraph (e) of this Section 4, or (B) elect in a notice made consistent in time and manner to that set forth in paragraph (e) of this Section 4 to (i) retain the Series A Preferred Shares at a dividend rate equal to the sum of the then current Preferred Dividend Yield Rate plus 200 basis points and (ii) at holder’s option, enter into the Treaty. Such notice shall be effective only to the extent that a Change of Control Conversion Event has occurred prior to the delivery of such notice.

(c) Priority of Corporation’s Right of Redemption. Notwithstanding paragraphs (a) and (b) of this Section 4, no Series A Preferred Shares shall be converted on or after the close of business on any Redemption Date for which notice has been properly delivered in accordance with Section 3 hereof. The Corporation’s right to redeem any or all shares of Series A Preferred Stock on or prior to any Proposed Conversion Date shall supersede any holder’s right of conversion under this Section 4, whether or not such holder’s notice of conversion was properly delivered prior to the Corporation’s notice to redeem, so long as the Corporation’s notice to redeem was properly delivered in accordance with Section 3 hereof at least (i) thirty (30) days prior to the Proposed Conversion Date if such notice to redeem is delivered three (3) years, eight (8) months and fifteen (15) days or less from the applicable Issuance Date, or (ii) forty-five (45) days prior to the Proposed Conversion Date if such notice to redeem is delivered more than (3) years, eight (8) months and nine fifteen (15) days from the applicable Issuance Date. Notwithstanding the foregoing, with respect to a notice of conversion which is superceded by a notice of redemption, such notice of conversion shall again become effective if the notice of redemption is subsequently revoked, and the Conversion Date pursuant to such notice of conversion shall occur on the later of (y) thirty (30) days following revocation of the notice of redemption, or (z) the Proposed Conversion Date originally set forth in the notice of conversion.

(d) Conversion Price. For purposes of conversion of Series A Preferred Shares to shares of Common Stock pursuant to paragraph (b) of this Section 4 other than a Special Conversion Event under part (1) of paragraph (b) of this Section 4, each Series A Preferred Share shall be converted into the number of Common Stock shares resulting from dividing (i) the Original Value of such Series A Preferred Share, plus Unpaid Dividend Yield to and including the Conversion Date, by (ii) the product of the Liquidity Factor multiplied by the lesser of (A) the Market Price at Conversion or (B) the Closing Price on the Trading Day immediately following the announcement of a Change in Control (such value to be referred to as the “Conversion Price”).

(e) Notice of Conversion. In order to properly effect the conversion of Series A Preferred Shares, the holder of such shares shall provide notice to the Corporation not less than one hundred five (105) days prior to the Proposed Conversion Date. Such notice must be provided by first class, registered mail, postage prepaid, to the Corporation at its principal executive offices, at the address or number set forth in paragraph (a) of Section 9 herein. Each such notice shall state, as appropriate: (1) the Proposed Conversion Date; (2) the number of Series A Preferred Shares (which must be a whole number of shares) to be converted; (3) the name or names in which such holder wishes the certificate or certificates for Common Stock and for any Series A Preferred Shares not to be so converted to be issued and the address to which such holder wishes delivery to be made of the new certificates to be issued upon conversion; and (4) an acknowledgment that the shares to be converted remain subject to the Corporation’s right of redemption in accordance with Section 3.

Notwithstanding the preceding paragraph, for any conversion pursuant to part (1) of paragraph (b) of this Section 4, the holder of Series A Preferred Shares may properly convert such shares into shares of Common Stock upon providing notice to the Corporation, not less than five (5) Business Days prior to the Proposed Conversion Date, in the manner set forth in the preceding paragraph. Such notice shall contain the information described above for conversion pursuant to paragraph (e) of this Section 4, as well as a statement setting forth the facts and circumstances under which the holder believes a Special Conversion Event has occurred.

(f) Revocation of Notice to Convert. The right of any holder of Series A Preferred Shares electing to convert the Series A Preferred Shares pursuant to paragraphs (a) or (b) of this Section 4 shall be fully or partially revocable, and any notice to the Corporation provided in accordance with paragraph (e) of this Section 4 shall be subject to revocation or amendment by the holder of the shares to which such notice relates. In order to properly effect the revocation or amendment of such notice, the holder shall provide notice to the Corporation of its revocation or amendment not less than three (3) Business Days prior to the Proposed Conversion Date. Such notice shall be provided in the same manner specified as permissible for providing notice of conversion under paragraph (e) of this Section 4, and shall clearly state that the holder of such Series A Preferred Shares will not convert any of such shares, or if notice of partial revocation, the amended number of Series A Preferred Shares held by such holder that are to be converted.

(g) Surrender of Series A Preferred Shares. Any holder of Series A Preferred Shares desiring to convert any such shares into shares of Common Stock shall surrender the certificate or certificates representing the Series A Preferred Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Corporation or the offices of the transfer agent for the Series A Preferred Shares or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Series A Preferred Shares by the Corporation or the transfer agent for the Series A Preferred Shares, accompanied by a copy of the written notice of conversion previously provided to the Corporation in accordance with paragraph (e) of this Section 4.

(h) Delivery of Common Stock. Upon the effectiveness of a conversion of Series A Preferred Shares on the Conversion Date for such shares, the Corporation, subject to the provisions of paragraph (k) of this Section 4 regarding fractional shares and paragraph (m) of this Section 4 regarding payment of taxes, shall issue and send by first-class mail, postage prepaid, to the holder thereof, or to such holder’s designee, at the address designated by such holder a certificate or certificates for the number of whole shares of Common Stock to which such holder shall be entitled upon conversion. In case there shall have been surrendered a certificate or certificates representing Series A Preferred Shares only part of which are to be converted, the Corporation, subject to the provisions of paragraph (m) of this Section 4 regarding payment of taxes, shall issue and deliver to such holder or such holder’s designee a new certificate or certificates for the number of Series A Preferred Shares which shall not have been converted.

(i) Effectiveness of Conversion. Any conversion of Series A Preferred Shares into shares of Common Stock made at the option of the holder thereof shall be effective immediately following the close of business on the Conversion Date. At and after the effective time on the Conversion Date, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock.

(j) Conversion Price Adjustments. The Conversion Rate of any Series A Preferred Shares shall be subject to the following adjustments:

(A) If any capital reorganization or reclassification of the capital stock of the Corporation, or any consolidation or merger of the Corporation with another corporation, or the sale of all or substantially all of its assets to another corporation, or any other transaction, shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger, sale or other transactions, lawful and adequate provisions (in form authorized and approved by the Board of Directors of the Corporation) shall be made whereby each holder of any Series A Preferred Shares shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock of the Corporation immediately theretofore receivable upon the conversion of such Series A Preferred Shares, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of Common Stock immediately theretofore so receivable had such reorganization, reclassification, consolidation, merger, sale or other transactions, not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights. If applicable, the Corporation shall reserve as provided by paragraph (l) of this Section 4 such shares of common stock, other capital stock or other securities of the Corporation as may be issuable upon conversion of Series A Preferred Shares as provided by this Section 4 and shall comply with the other requirements of paragraph (l) of this Section 4 in respect of such shares or other securities so as to permit their issuance to holders of Series A Preferred Shares upon conversion thereof.

The Corporation shall not effect any such consolidation or merger, or any sale of all or substantially all of its assets or properties, unless (i) prior to the consummation thereof the successor corporation (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall assume, by written instrument (in form authorized and approved by the Board of Directors), executed and mailed or delivered to each holder of shares of Series A Preferred Stock at the last address of such holder appearing on the books of the Corporation, the obligation to deliver to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to receive or (ii) the Series A Preferred Stock shall have been redeemed by the Corporation pursuant to paragraph (a) or (e) of Section 3 hereof.

(B) In any case in which (i) this Section 4 shall require that an adjustment as a result of any event become effective after the opening of business on a specified business day following a record date, and (ii) the date fixed for conversion pursuant to paragraph (e) of this Section 4 occurs after such record date but before the occurrence of the event on such date, then the Corporation may elect to defer until after the occurrence of such event (1) issuing to the holder of any Series A Preferred Shares surrendered for conversion certificates representing the shares or securities issuable upon such conversion, and (2) paying to such holder any amount in cash in lieu of a fractional share of Common Stock in accordance with paragraph (k) of this Section 4, provided, however, that such deferral is not for an unreasonable period of time.

(k) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of any Series A Preferred Shares but, in lieu of any fraction of a share of Common Stock which would otherwise be issuable in respect of the aggregate number of Series A Preferred Shares surrendered for conversion at one time by the same holder, the Corporation shall pay an amount in cash equal to the same fraction of the Conversion Price (based on the Market Price at Conversion).

(l) Reservation of Shares. The Corporation shall at all times reserve and keep available out of the authorized but unissued shares of Common Stock the maximum number of shares of Common Stock into which all Series A Preferred Shares from time to time outstanding are convertible, but shares of Common Stock held in the treasury of the Corporation may in its discretion be delivered upon any conversion of Series A Preferred Shares.

(m) Taxes. The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Common Stock or any other securities issued upon conversion of the Series A Preferred Shares pursuant hereto. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock or other securities in a name other than that in which the Series A Preferred Shares with respect to which such shares are issued were registered, or any payment to any person other than the registered holder thereof, and shall not be required to make any such issuance or delivery unless and until the person otherwise entitled to such issuance or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(n) Cancellation of Shares. All Series A Preferred Shares converted into shares of Common Stock, other capital stock or other securities of the Corporation as provided in this Section 4 (or otherwise acquired by the Corporation) shall be retired and thereupon restored to the status of authorized but unissued shares of preferred stock, par value $0.001 per share, undesignated as to series.

Section 5. Liquidation Rights.

(a) In the event of any Liquidation, after payment or provision for payment has been made of the debts and other liabilities of the Corporation, the holders of Series A Preferred Shares shall be entitled to receive, out of the net assets of the Corporation, for each share its Original Value plus an amount equal to the sum of Unpaid Dividend Yield (whether or not declared) accrued and unpaid thereon for all previous periods and the current period, whether or not accumulated, and no more. After such amount is paid in full, no further distributions or payments shall be made in respect of Series A Preferred Shares, such Series A Preferred Shares shall no longer be deemed to be outstanding or be entitled to any other powers, preferences, rights or privileges, including voting rights, and such Series A Preferred Shares shall be surrendered for cancellation to the Corporation.

(b) The full amount payable to the holders of Series A Preferred Shares shall be paid before any distribution shall be made to the holders of any class of common stock of the Corporation or any other class of stock or series thereof ranking junior to the Series A Preferred Shares with respect to the distribution of assets upon a Liquidation. No payment on account of any Liquidation shall be made to the holders of any class or series of stock ranking on a parity with the Series A Preferred Shares in respect of the distribution of assets upon Liquidation unless there shall likewise be paid at the same time to the holders of the Series A Preferred Shares like proportionate amounts determined ratably in proportion to the full amounts to which the holders of all outstanding Series A Preferred Shares and the holders of all outstanding shares of such parity stock are respectively entitled with respect to such distribution.

(c) If the assets distributed to the holders of Series A Preferred Shares upon any Liquidation shall be insufficient to permit the payment to such holders of the full amount to which they are entitled in such circumstances, then such assets or the proceeds thereof shall be distributed among such holders ratably in proportion to the sums which would be payable to such holders if all sums were paid in full.

(d) Once any payment required upon any Liquidation is made to any holder of Series A Preferred Shares, there shall not be any conversion rights in respect of such shares pursuant to Section 4 hereof unless the full amount of all such distributions and payment made in respect of such shares being converted is remitted to the Corporation prior to or concurrently with the conversion of such shares.

(e) Neither the merger nor consolidation of the Corporation into or with any other corporation, nor the merger or consolidation of any other corporation into or with the Corporation, nor a sale, transfer or lease of all or any part of the assets of the Corporation, shall be deemed to be a Liquidation for purposes of this Section 5.

(f) Written notice of any Liquidation, stating the payment date or dates when and the place or places where the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than thirty (30) days prior to any payment date stated therein, to the holders of record of the Series A Preferred Shares at their respective addresses as the same shall appear on the books of the Corporation or any transfer agent for the Series A Preferred Shares.

Section 6. Voting Rights.

(a) Except as otherwise provided by paragraph (b) of this Section 6 or required by law, the holders of Series A Preferred Shares shall not be entitled to vote on any matter on which the holders of any voting securities of the Corporation shall be entitled to vote.

(b) So long as any Series A Preferred Shares remain outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by applicable law) of the holders of more than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Series A Preferred Shares, voting together as a single class:

(A) alter or change the rights, preferences or privileges of the Series A Preferred Shares so as to affect adversely such Series A Preferred Shares;

(B) sell, convey or otherwise dispose of or encumber all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a corporation owned by or under common ownership with the Corporation), provided, however, that the holders of Series A Preferred Shares shall have no voting rights under this subparagraph (B) of paragraph (b) of this Section 6 with respect to an event or occurrence which constitutes a Special Redemption Event;

(C) increase the authorized number of Series A Preferred Shares; or

(D) create any new class or series of stock, or any other securities convertible into equity securities of the Corporation having rights or preferences over, or on a parity with, the Series A Preferred Shares.

(c) For purposes of any vote of the holders of Series A Preferred Shares pursuant to the foregoing provisions of this Section 6, each Series A Preferred Share shall have one (1) vote per share.

Section 7. Sinking Fund. No sinking fund or other mechanism for the segregation of funds shall be established for the purpose of redemption or repurchase of the Series A Preferred Shares or payment of dividends thereon.

Section 8. Certain Definitions. For purposes of this Certificate of Designations, the following terms shall have the meanings as set forth below.

“Average Market Price” means, with respect to a share of Common Stock on any date of determination, the lesser of (a) the average of the daily Closing Prices for the thirty (30) consecutive Trading Days ending on the date of determination or (b) the average of the daily Closing Prices for the fifteen (15) consecutive Trading Days ending on the date of determination; provided, however, that in averaging the daily Closing Prices for such Trading Days, all adjustments shall be made as are necessary to reflect any subdivision, reclassification, recapitalization or combination of, or dividend paid or distribution made on, shares of Common Stock during such period of Trading Days.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York, London, England or Zurich, Switzerland are not required to be open.

“Change of Control” means, with respect to the Corporation, (i) the acquisition of ownership (by any Person or “group” within the meaning of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) required to file a Schedule 13D under the Exchange Act (other than a Person or “group” owning greater than 20% and less than 50% of the voting power of the capital stock of the Corporation that otherwise meets the requirements of a Person or “group” eligible to file a Schedule 13G in lieu of a Schedule 13D) of greater than 30% of the voting power of the capital stock of the Corporation (which acquisition is not approved by the Corporation’s board of directors, regardless of whether such acquisition is by sale or other transfer of capital stock, merger, consolidation or other reorganization or means, including a reorganization under bankruptcy or insolvency laws) (such acquisition of ownership may sometimes be referred to herein as an “Involuntary Change of Control”) or (ii) the consummation of a sale, transfer or other disposition of greater than 30% of the assets of the Corporation (determined on a combined and consolidated fair market value basis) in one or a series of related transactions to any Person that is not an affiliate of the Corporation.

“Change of Control Conversion Event” means the occurrence of a Change of Control or Merger without the written consent of the holders of more than 66 2/3% of the Series A Preferred Shares then outstanding.

“Closing Price” on any Trading Day shall mean the closing sales price regular way on such day for one share of Common Stock or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices regular way, in each case on the New York Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or, if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices of the Common Stock on the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similarly generally accepted reporting service, or if not so available in such manner as furnished by any New York Stock Exchange member-firm selected from time to time by the Board of Directors of the Corporation for that purpose.

“Common Stock” means common stock of the Corporation, par value $0.001 per share.

“Conversion Date” shall be the same day as the Proposed Conversion Date, provided that (i) the holder of Series A Preferred Shares has not delivered a notice of revocation in accordance with paragraph (e) of Section 4 and (ii) the Corporation has not properly delivered a notice of redemption pursuant to paragraph (b) of Section 3 naming any date on or prior to the Proposed Conversion Date as the Proposed Redemption Date, and such notice to redeem has not been revoked prior to such date in accordance with paragraph (b) of Section 3. Notwithstanding the foregoing, in the event that the holders of more than sixty-six and two-thirds percent (66 2/3%) of the outstanding Series A Preferred Shares hold registration rights with respect to Common Stock into which such Series A Preferred Shares can be converted, and such holders have delivered to the Corporation, concurrently with any notice of conversion under paragraph (e) of Section 4, a notice requesting registration of such Common Stock upon conversion in an underwritten securities offering, then the Conversion Date shall be delayed so that it occurs (i) on or after the effective date of such registration and (ii) immediately prior to the purchase of such Common Stock by the underwriter(s) undertaking such offering.

“Corporation” has the meaning set forth in the first paragraph hereof.

“Dividend Yield” means, with respect to each Series A Preferred Share for each quarter, or such lesser period as may arise in connection with the issuance, redemption or conversion of such share, or with any Liquidation, the amount accruing on such share during the quarter, or such lesser period, at an annual rate equal to the Preferred Dividend Yield Rate, applied to the sum of (A) such share’s Original Value, plus (B) Unpaid Dividend Yield thereon for all prior periods. Dividend Yield for any period shorter than a full quarterly dividend period shall be computed on the basis of the actual number of days elapsed over a 360 day year. Dividend Yield shall begin accruing on each Series A Preferred Share on the Issuance Date of such share and shall accrue to, but not including, the Redemption Date, Special Redemption Date or Conversion Date for such share (or other date on which such Series A Preferred Share is no longer outstanding).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Issuance Date” means, for each Series A Preferred Share, the date on which such share was originally issued by the Corporation.

“LIBOR” means an interest rate per annum equal to (a) the rate of interest for deposits in U.S. Dollars having a term of three months appearing on Telerate Page 3750 (as defined in the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc., as modified and amended from time to time (the “Definitions”) (“Page 3750”) at approximately 11:00 a.m. London time, on the day that is two Business Days prior to the applicable Issuance Date or Preferred Dividend Payment Date, (b) in the event such rate is not available from Page 3750, the rate of interest for deposits in U.S. Dollars having a term of three months appearing on the Reuters Screen ISDA Page (as defined in the Definitions) (the “ISDA Page”) at approximately 11:00 a.m. London time on the day that is two Business Days prior to the applicable Issuance Date or Preferred Dividend Payment Date, (c) in the event such rate is not available from the ISDA Page, the rate per annum for deposits in U.S. Dollars having a term of three months equal to the USD-LIBOR-Reference Banks rate (as defined in the Definitions) at approximately 11:00 a.m. London time on the day that is two Business Days prior to the applicable Issuance Date or Preferred Dividend Payment Date or (d) in the event such rate is not available from the USD-LIBOR-Reference Banks, if determined for a Preferred Dividend Payment Date, the rate per annum for deposits in U.S. Dollars having a term of three months equal to LIBOR in effect for the previous Issuance Date or Preferred Dividend Payment Date, as the case may be, or, if determined for the Issuance Date, the most recent such rate available from the USD-LIBOR Reference Banks. For purposes of calculating the Preferred Dividend Yield Rate for any particular Series A Preferred Shares, LIBOR shall be such rate as reported on the applicable Issuance Date; provided, such rate shall be adjusted up or down, effective on the first day of each subsequent calendar quarter (i.e., January 1, April 1, July 1 and October 1), to reflect the current published rate on the last Trading Day of the prior calendar quarter, until such time that no Series A Preferred Shares remain outstanding.

“Liquidity Factor” means, with respect to any conversion other than pursuant to a Special Conversion Event, an amount equal to (i) 0.90 if the Conversion Date for such conversion falls 60 days or more after a Change of Control Conversion Event, or (ii) 1.00 if the Conversion Date does not fall 60 days or more after the occurrence of a Change of Control Conversion Event.

“Liquidation” means any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary.

“Market Price at Conversion” means the Average Market Price of one share of Common Stock determined as of the Proposed Conversion Date.

“Merger” means (i) a merger or consolidation approved by the Corporation’s board of directors, by and between the Corporation and another Person pursuant to the provisions of Sections 251 through 264 of the Delaware General Corporation Law or (ii) the acquisition of ownership (by any Person or “group” within the meaning of Sections 13(d) and 13(g) of the Exchange Act required to file a Schedule 13D under the Exchange Act (other than a Person or “group” owning greater than 20% and less than 50% of the voting power of the capital stock of the Corporation that otherwise meets the requirements of a Person or “group” eligible to file a Schedule 13G in lieu of a Schedule 13D) of greater than 30% of the voting power of the capital stock of the Corporation (which acquisition is approved by the Corporation’s board of directors, regardless of whether such acquisition is by sale or other transfer of capital stock, merger, consolidation or other reorganization or means, including a reorganization under bankruptcy or insolvency laws).

“Original Issuance Date” means the first date on which any Series A Preferred Shares were originally issued by the Corporation.

“Original Value” of each Series A Preferred Share shall be equal to $1,000, as proportionally adjusted for all stock splits, stock dividends, and any other subdivisions, combinations, reclassifications or recapitalization affecting the Series A Preferred Shares.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, association, joint stock company, trust or unincorporated organization or association, or a government or any department or agency or political subdivision thereof.

“Preferred Dividend Payment Date” has the meaning set forth in paragraph (a) of Section 2.

“Preferred Dividend Tax Adjustment Factor” has the meaning set forth in paragraph (c) of Section 2.

“Preferred Dividend Yield Rate” means (A) the sum of (i) LIBOR, expressed as an annual percentage, and (ii) an additional percentage amount based on the S&P Rating of the Series A Preferred Shares (adjusted annually) as set forth in the table below:

S&P Rating	Additional Percentage Amount
AA	0.50%
AA-	0.75%
A+	1.00%
A	1.25%
A-	1.50%
BBB+	2.00%
BBB	2.50%
BBB-	3.00%
BB+	4.00%
BB	5.50%
BB-	6.50%

Less than BB- or unrated	8.50%

Upon the occurrence of a Special Conversion Event, the Preferred Dividend Yield Rate shall be adjusted effective as of the Preferred Dividend Payment Date next succeeding the date of such Special Conversion Event based on the S&P Rating as adjusted pursuant to such Special Conversion Event.

With respect to any Series A Preferred Shares that have been issued and outstanding for four (4) years or more, the additional percentage amounts listed in the right hand column of the above table shall be modified on each anniversary of the Issuance Date for such Series A Preferred Shares, beginning on the fourth (4th) anniversary of such Issuance Date, by adding to such percentage amount an amount equal to: 12.5 basis points times the number of such anniversaries of the Issuance Date that have passed after the third (3rd) anniversary (i.e., the fourth (4th) anniversary shall be counted as the first (1st) anniversary that has so passed, the fifth (5th) anniversary shall be counted as the second (2nd) anniversary that has so passed, etc.) for all rating classes from AA through A-; and 50 basis points times the number of such anniversaries of the Issuance Date that have passed after the third (3rd) anniversary (i.e., the fourth (4th) anniversary shall be counted as the first (1st) anniversary that has so passed, the fifth (5th) anniversary shall be counted as the second (2nd) anniversary that has so passed, etc.) for rating classes BBB+ or lower.

“Proposed Conversion Date” shall mean the date on which a holder of Series A Preferred Shares proposes to convert any or all of the Series A Preferred Shares, as set forth in its notice to the Corporation properly delivered in accordance with paragraph (e) of Section 4.

“Proposed Redemption Date” shall mean the date on which the Corporation proposes to redeem any or all of the Series A Preferred Shares, as set forth in its notice to holders of Series A Preferred Shares properly delivered in accordance with paragraph (b) of Section 3.

“Redemption Date” shall be the same day as the Proposed Redemption Date, provided that (i) the Corporation has not withdrawn its intention to redeem the Series A Preferred Shares pursuant to paragraph (c) of Section 3; and (ii) proper provision for the payment of the Redemption Price to holders of Series A Preferred Shares being redeemed has been made in accordance with paragraph (b) of Section 3 by the close of business on the Proposed Redemption Date.

“Redemption Price” for each Series A Preferred Share shall be equal to the sum of (A) the Original Value, plus (B) Unpaid Dividend Yield to and including the Redemption Date on such share.

“S&P Rating” means the Preferred Stock Rating of the Series A Preferred Shares as in effect from time to time by the Standard & Poor’s Division of The McGraw-Hill Companies or any successor. The Corporation shall use its reasonable best efforts to obtain an S&P Rating with respect to the Series A Preferred Shares as soon as practicable after the applicable Issuance Date or Special Conversion Event, if any.

“Series A Preferred Shares” has the meaning set forth in Section 1.

“Special Conversion Event” means the occurrence of the following event: the consolidated stockholders’ equity of the Corporation and its consolidated subsidiaries, as determined in accordance with GAAP, is less than US$215,000,000, excluding goodwill and prior to giving effect to the invested capital relating to any issued and outstanding Series A Preferred Shares, and such condition remains uncured for over sixty (60) days.

“Special Conversion Rate” means, with respect to the conversion of Series A Preferred Stock to shares of Common Stock in the event of a Special Conversion Event, the conversion of each Series A Preferred Share into the number of Common Stock shares resulting from dividing (i) the Original Value of such Series A Preferred Share, plus Unpaid Dividend Yield accumulated to date for all previous dividend periods up to and including the dividend period ending on the Conversion Date, by (ii) the Market Price at Conversion.

“Special Redemption Date” has the meaning set forth in Section 3(e).

“Substantial Change of Business Mix” means, after the occurrence of an Involuntary Change of Control subsequent to which a holder of Series A Preferred Shares has elected to retain the Series A Preferred Shares held by it, the Corporation and its subsidiaries taken as a whole (i) engage in the significant underwriting of insurance business other than direct personal lines property and casualty and life insurance and retirement annuities, as determined at the end of each calendar quarter after the Involuntary Change of Control from the quarterly statements of the insurance company subsidiaries of the Corporation; or (ii) except for the potential quota share reinsurance of its life insurance business, cede more than 50% of its ultimate net liability on policies issued by subsidiaries of the Corporation.

“Trading Day” shall mean a date on which the New York Stock Exchange (or if different, the principal national securities exchange on which the Common Stock is listed or admitted to trading) is open for the transaction of business.

“Treaty” means a 20% Multiline Quota Share Reinsurance Agreement substantially similar to the Treaty as defined in the Catastrophe Equity Securities Issuance Option and Reinsurance Right Agreement dated May 7, 2002 by and among the Corporation, Swiss Re Financial Products Corporation and Swiss Re America Corporation.

“Unpaid Dividend Yield” of any Series A Preferred Share means, for any particular quarterly period (or lesser period, as may arise in connection with the issuance, redemption or conversion of such shares, or with any Liquidation), an amount equal to the excess, if any, of (A) the aggregate Dividend Yield accrued on such share in such period, over (B) the aggregate amount of cash dividends or distributions paid by the Corporation in satisfaction of Dividend Yield on such shares for such period.

Section 9. Miscellaneous.

(a) Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (a) on the date of delivery if delivered personally or sent by facsimile transmission (which transmission shall be confirmed by telephone), (b) on the next Business Day if sent by overnight delivery service or (c) fifteen (15) days after mailing if sent by certified, registered or express mail, postage prepaid, if properly addressed or directed to such party at the appropriate address or facsimile number set forth below, or such address or facsimile number as such party may designate by written notice to the other parties:

(i)	if to the Corporation to:

Horace Mann Educators Corporation

Mail No. G 016

One Horace Mann Plaza

Springfield, Illinois 62715-0001

Attention:    George Zock

                    Executive Vice President

with a copy to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

Attention:    Conor Reilly

(ii) if to a holder of the Series A Preferred Shares: to such holder at the address for such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Series A Preferred Shares if appropriate).

(b) In the event a holder of Series A Preferred Shares shall not by written notice designate the name to whom payment upon redemption of Series A Preferred Shares should be made or the address to which the certificate or certificates representing such shares, or such payment, should be sent, the Corporation shall be entitled to register such shares, and make such payment, in the name of the holder of such Series A Preferred Shares as shown on the records of the Corporation and to send the certificate or certificates representing such shares, or such payment, to the address of such holder shown on the records of the Corporation.

(c) All payments in the form of dividends and distributions and distributions upon any Liquidation or otherwise made upon the Series A Preferred Shares and any other shares of stock ranking on a parity with the Series A Preferred Shares with respect to such dividend or distribution shall be made pro rata, so that amounts paid per share on the Series A Preferred Shares and such other shares of stock shall in all cases bear to each other the same ratio that the required dividends, distributions or payments, as the case may be, payable per share on the Series A Preferred Shares and such other shares of stock bear to each other.

(d) The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Series A Preferred Shares.